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                           July 28, 2022

       Jingyan Wu
       Chief Financial Officer
       EZGO Technologies Ltd.
       Building #A, Floor 2
       Changzhou Institute of Dalian University of Technology
       Science and Education Town
       Wujin District, Changzhou City
       Jiangsu, China 213164

                                                        Re: EZGO Technologies
Ltd.
                                                            Form 20-F for the
Year Ended September 30, 2021
                                                            Filed January 27,
2022
                                                            Form 20-F/A for the
Year Ended September 30, 2021
                                                            Filed June 24, 2022
                                                            CORRESP filed June
24, 2022
                                                            File No. 001-39833

       Dear Ms. Wu:

              We have reviewed your June 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 14, 2022 letter.

       Form 20-F/A for the Year Ended September 30, 2021

       Part I, page 1

   1. Please conform the disclosures in your Form 20-F, related to your operations in China, with disclosures in
your amended Form F-3, taking into consideration comments 1, 3, 5, and 6 from our letter
dated July 19, 2022, as applicable. Disclosures presented in the
 Jingyan Wu
EZGO Technologies Ltd.
July 28, 2022
Page 2
         forepart/prospectus of Form F-3 should be presented at the onset of
Part I or Item 3 in the
         Form 20-F. Please confirm your understanding of this matter that you will comply with the requisite disclosures in your Form 20-F, as applicable, in your response to us.

Item 3. Key Information
VIE Financial Information, page 6

2. We have reviewed your response to prior comment 15; however, since the WFOE does not own an equity interest in the VIE and its subsidiaries, it is not clear why the statements of operations information for the WFOE include "share of loss/income from VIE and its subsidiaries" and why the balance sheet information for the WFOE include "equity in the
         VIE and its subsidiaries through the VIE agreements". It appears the WFOE columns should separately present the inter-company service income and related receivables they are entitled to under the VIE Agreements and the VIE columns should separately present the inter-company service expense and related payables they owe under the VIE
         Agreements. Please revise the schedules here and on page 83 accordingly.

Item 15. Controls and Procedures
(b) Management's Report on Internal Control Over Financial Reporting, page 137

3. We have reviewed your response to prior comment 16. Based on the material weaknesses you identified, we assume internal control over financial reporting is not effective. Please revise your disclosure to clearly state whether internal control over financial reporting is effective or not effective as required by Item 15(b)(3) of Form 20-F. You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



FirstName LastNameJingyan Wu                                    Sincerely,
Comapany NameEZGO Technologies Ltd.
                                                                Division of
Corporation Finance
July 28, 2022 Page 2                                            Office of
Manufacturing
FirstName LastName